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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                 Schedule 13E-4

                         Issuer Tender Offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                            Aurora Electronics, Inc.
                            ------------------------
                                (Name of Issuer)

                            Aurora Electronics, Inc.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.03 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  051629 10 3
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                            Kenneth G. Hawari, Esq.
                             Hughes & Luce, L.L.P.
                          1717 Main Street, Suite 2800
                              Dallas, Texas 75201
                                 (214) 939-5500
                           -------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                               February 23, 1996
                           -------------------------
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                          CALCULATION OF FILING FEE


TRANSACTION VALUATION                                  AMOUNT OF FILING FEE(1)
---------------------                                  -----------------------
    $18,687,500                                                 $3,738


[   ]  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

    AMOUNT PREVIOUSLY PAID:   _______________________________________________

    FORM OR REGISTRATION NO.: _______________________________________________

    FILING PARTY:    ________________________________________________________

    DATE FILED:      ________________________________________________________


------------------
(1) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals one-50th of one percent of the value of the securities proposed to be acquired.





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                                  INTRODUCTION

    This Issuer Tender Offer Statement (the "Statement") relates to a tender offer by Aurora Electronics, Inc., a Delaware corporation (the "Company"), to purchase up to 6,500,000 shares of its Common Stock, par value $0.03 per share (the "Shares"), at a price of $2.875 per Share net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 23, 1996, of the Company (the "Offer to Purchase"), and the related Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively.

ITEM 1.          SECURITY AND ISSUER.

         (a) The issuer to which this Statement relates is Aurora Electronics, Inc., a Delaware corporation. Its principal executive offices are located at 2030 Main Street, Suite 1120, Irvine, California 92714.

         (b) Reference is hereby made to the sections of the Offer to Purchase under the captions "Introduction" and "The Offer -- Number of Shares," which sections are incorporated herein by reference.

         (c) Reference is hereby made to the sections of the Offer to Purchase under the caption "Introduction," "Certain Information About the Company -- Price Range of Shares; Dividends" and "The Offer -- Listing on the AMEX," which sections are incorporated herein by reference.

         (d)     Not applicable.

ITEM 2.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Reference is hereby made to the sections of the Offer to Purchase under the captions "The Offer and Recapitalization -- Background" and "The Offer and Recapitalization -- Source and Amount of Funds," which sections are incorporated herein by reference.

         (b) Reference is hereby made to the section of the Offer to Purchase under the caption "The Offer and Recapitalization -- Senior Credit Facilities," which section is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)     Not applicable.

         (b)     Not applicable.

         (c)     Not applicable.





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         (d)     Reference is hereby made to the sections of the Offer to
                 Purchase under the captions "Tender Offer Considerations for Stockholders" and "The Offer and Recapitalization -- Securities Purchase Agreement," which sections are incorporated herein by reference.

         (e) Reference is hereby made to the section of the Offer to Purchase under the caption "The Offer and Recapitalization," which section is incorporated herein by reference.

         (f)     Not applicable.

         (g) Reference is hereby made to the sections of the Offer to Purchase under the captions "Tender Offer Considerations for Stockholders" and "The Offer and Recapitalization -- Securities Purchase Agreement -- Other Terms," which sections are incorporated herein by reference.

         (h)-(j) Reference is hereby made to the section of the Offer to Purchase under the captions "Introduction" and "The Offer -- Listing on the AMEX," which sections are incorporated herein by reference.

ITEM 4.          INTEREST IN SECURITIES OF THE ISSUER.

                 None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO THE ISSUER'S SECURITIES.

                 Reference is hereby made to the sections of the Offer to Purchase under the captions "Tender Offer Considerations for Stockholders," "Special Factors -- Background of the Offer and Recapitalization" and "The Offer and Recapitalization," which sections are incorporated herein by reference.

ITEM 6.          PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                 Reference is hereby made to the Front Cover Page of the Offer to Purchase and the sections of the Offer to Purchase under the caption "Special Factors -- Opinion of Alex. Brown & Sons Incorporated" and "The Offer -- Estimated Fees and Expenses," which sections are incorporated herein by reference.





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
ITEM 7.          FINANCIAL INFORMATION.

         (a)-(b) Reference is hereby made to the section of the Offer to Purchase under the caption "Certain Information About the Company -- Summary Financial Information," "Certain Information About the Company -- Certain Projections," "Certain Information About the Company -- Pro Forma Consolidated Financial Information," "Certain Information About the Company -- Notes to Pro Forma Consolidated Financial Information" and to Annex B and Annex C to the Offer to Purchase, which sections and annexes are incorporated herein by reference.

ITEM 8.          ADDITIONAL INFORMATION.

         (a) Reference is hereby made to the sections of the Offer to Purchase under the caption "The Offer and Recapitalization -- New Stock Option Plan" and "The Offer and Recapitalization -- Conflicts of Interest," which sections are incorporated herein by reference.

         (b) The Company expects to file an application for termination of the waiting period under the Hart-Scott- Rodino Antitrust Improvements Act of 1976 on or before February 29, 1996.

         (c) Reference is hereby made to the section of the Offer to Purchase under the caption "The Offer -- Listing on the AMEX," which section is incorporated herein by reference.

         (d)     Not applicable.

         (e)     None.


ITEM 9.          MATERIALS TO BE FILED AS EXHIBITS.

          EXHIBIT NUMBER                      DESCRIPTION
          --------------                      -----------

            99.(a)(1)         Offer to Purchase, dated February 23, 1996.

            99.(a)(2)         Letter of Transmittal (including Guidelines for
                              Certification of Taxpayer Identification Number on
                              Form W-9).

            99.(a)(3)         Notice of Guaranteed Delivery.

            99.(a)(4)         Letter to Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees.

            99.(a)(5)         Form of Letter to Clients for use by Brokers,
                              Dealers,





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                             Commercial Banks, Trust Companies and Other
                             Nominees.

           99.(a)(6)         Form of Letter to Participants in the Company's
                             Employee Stock Purchase Plan for use by Plan
                             Trustee.

           99.(b)(1)         Commitment Letter from Chemical Bank Regarding
                             Senior Credit Facilities, dated February 21, 1996.

           99.(b)(2)         Securities Purchase Agreement, dated February 21,
                             1996.

           99.(c)            Not applicable.

           99.(d)            Not Applicable.

           99.(e)            Not Applicable.

           99.(f) None, except those materials referred to in 99.(a)(1), 99.(a)(2), 99.(a)(3), 99.(a)(4),
                             99.(a)(5) and 99.(a)(6).





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                                  SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:       February 23, 1996


                                        AURORA ELECTRONICS, INC.


                                        By: /s/ Jim C. Cowart
                                            ---------------------------------
                                            Jim C. Cowart
                                            Chairman of the Board and
                                            Chief Executive Officer





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                                EXHIBIT INDEX

                                                                                         PAGE NUMBER IN
                                                                                          SEQUENTIALLY
   EXHIBIT NO.                               DESCRIPTION                                  NUMBERED COPY
   -----------                               -----------                                 --------------
    99.(a)(1)          Offer to Purchase dated February 23, 1996.                              __

    99.(a)(2)          Letter of Transmittal (including Guidelines for
                       Certification of Taxpayer Identification Number on Form
                       W-9).                                                                   __

    99.(a)(3)          Notice of Guaranteed Delivery.                                          __

    99.(a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees.                                           __

    99.(a)(5)          Form of Letter to Clients for use by Brokers, Dealers,
                       Commercial Banks, Trust Companies and Other Nominees.                   __

    99.(a)(6)          Form of Letter to Participants in the Company's
                       Employee Stock Purchase Plan for use by Plan Trustee.                   __

    99.(b)(1)          Commitment Letter from Chemical Bank Regarding Senior
                       Credit Facilities, dated February 21, 1996.                             __

    99.(b)(2)          Securities Purchase Agreement, dated February 21, 1996.                 __

    99.(c)(1)          Not applicable                                                          __

    99.(d)             Not applicable.                                                         __

    99.(e)             Not applicable.                                                         __

    99.(f)             None, except those materials referred to in (a)(1),
                       99.(a)(2), 99.(a)(3), 99.(a)(4), 99.(a)(5), and
                       99.(a)(6).                                                              __





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